Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Inland Real Estate Income Trust, Inc.:

We consent to the incorporation by reference in the registration statement (No. 333-207519) on Form S-3D of Inland Real Estate Income Trust, Inc. of our report dated March 18, 2020, with respect to the consolidated balance sheets of Inland Real Estate Income Trust, Inc. as of December 31, 2019 and 2018, the related consolidated statements of operations and comprehensive loss, equity, and cash flows for each of the years in the three-year period ended December 31, 2019, and the related notes and financial statement schedule III, which report appears in the December 31, 2019 annual report on Form 10-K of Inland Real Estate Income Trust, Inc.

Our report on the consolidated financial statements refers to a change in the method of accounting for leases.

/s/ KPMG LLP

Chicago, Illinois

March 18, 2020